P.E. 2/1/02

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ALADDIN KNOWLEDGE SYSTEMS LTD

02014958

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

RECEIVED FEB 15 2002 316

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

PROCESSED
FEB 22 2002
THOMSON FINANCIAL P

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ALADDIN

KNOWLEDGE SYSTEMS LTD

On February 6, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") issued the press release, which is filed as Exhibit 1 to this Report on Form 6-K and is hereby incorporated by reference.

Exhibit 1 Copy of the Press Release of the Registrant.

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ALADDIN

KNOWLEDGE SYSTEMS LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd.
(Registrant)

By: /s/ Erez Rosen
Name: Erez Rosen
Title: CFO

Date: February 6, 2002

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ALADDIN®

KNOWLEDGE SYSTEMS LTD

Exhibit 1

Aladdin Knowledge Systems

PRESS RELEASE

Press Contact:
www.eAladdin.com
Matthew Zintel
Aladdin Knowledge Systems
Matthew.Zintel@eAladdin.com
847.637.4020

Investor Relations Contact:
Adam J. Rosen
KCSA Worldwide
arosen@kcsa.com
212.896.1220

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Record Fourth Quarter and Annual Sales With Return to Operating Profitability

NEW YORK and TEL AVIV, ISRAEL, February 6, 2002 - Aladdin Knowledge Systems (Nasdaq: ALDN) today announced financial results for the fourth quarter and year ended December 31, 2001. Revenues for the fourth quarter were $13.03 million, a 10.6% increase over revenues of $11.8 million for the fourth quarter of 2000 and 21.5% increase over Q3 2001. The fourth quarter of 2001 resulted in a net profit of $64,000, or $0.01 per basic and diluted share, based on 11,243,000 basic and 11,336,000 diluted shares outstanding, compared with $177,000, or $0.02 per basic and diluted share, based on 11,378,000 basic and 11,508,000 diluted shares outstanding, for the fourth quarter of 2000.

Commenting on the fourth quarter results, Yanki Margalit, Chief Executive Officer and Chairman of Aladdin, said, "We believe that the results we were able to achieve in the fourth quarter are reflective of the growth in the worldwide security market. The increase in demand for our products, along with the significant cost control measures we have implemented, resulted in a record quarter for Aladdin.

"In the last several months, Aladdin has undergone a major reorganization to rebalance our cost structure with a strong focus on sizable growth opportunities. There is no question that the year 2001 was a difficult one due to the general slowdown in technology spending and the weakened Yen.

"The fourth quarter results lead us to believe that we have taken the correct actions. We are experiencing increasing demand for Aladdin's award-winning eSafe and eToken Internet security solutions, resulting in impressive growth in relatively new products. During the fourth quarter, Aladdin continued the integration of the technology acquired from Preview Systems, creating a new Privilege SCP, a software commerce platform that allows developers to easily protect, distribute and sell software over the Internet. This advanced solution further strengthens Aladdin's position as a leading provider of electronic software distribution."

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985, serving more than 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Visit Aladdin's Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement

Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

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Aladdin Knowledge Systems Ltd.

Summary of audited Results

Consolidated Statement of Income

(U.S. dollars, in thousands – except for per-share amount)

	Three months ended December 31		Twelve months ended December 31	
	2001	2000	2001	2000
Sales	13,028	11,783	46,613	44,345
Cost of sales	2,243	2,855	9,320	10,645
Gross profit	10,785	8,928	37,293	33,700
Research & development	3,141	2,468	12,445	9,792
Selling & marketing	5,365	5,270	22,055	20,212
General & administrative	1,049	1,159	5,887	4,737
Impairment of intangibles assets	-	-	5,211	-
Write-off of intangible assets	220	585	2,008	2,460
	9,775	9,482	47,606	37,201
Operating income (loss)	1,010	(554)	(10,313)	(3,501)
Financial income (expenses), net	(297)	569	(410)	1,421
Other income (expenses)	(21)	64	(3,371)	5,483
Income (loss) before taxes	692	79	(14,094)	3,403
Taxes on (income) expenses	(91)	(212)	(347)	1,640
	783	291	(13,747)	1,763
Equity in loss of affiliate, net of taxes	719	114	1,168	323
Net income (loss)	64	177	(14,915)	1,440
Basic earnings (loss) per share	0.01	0.02	(1.32)	0.13
Diluted earnings (loss) per share	0.01	0.02	(1.32)	0.12
Weighted average number of shares outstanding for basic EPS	11,243	11,378	11,275	11,424

Weighted average number of shares outstanding for diluted EPS	11,336	11,508	11,275	11,743

Aladdin Knowledge Systems Ltd.

Balance Sheets

(U.S. dollars, in thousands)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash & cash equivalents	12,206	14,345
Short term bank deposit	-	500
Marketable securities	1,232	13,674
Other accounts receivable	12,171	12,160
Inventories	7,403	6,483
	33,012	**47,162**
Fixed assets, net	4,456	4,784
Other long-term assets, net	15,927	21,084
	53,395	**73,030**
Current liabilities:		
Other current liabilities	8,361	12,650
Accrued severance pay	2,404	1,684
Shareholders' Equity	42,630	58,696
	53,395	**73,030**